Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

The following Unaudited Pro Forma Condensed Consolidated Statement of Operations has been prepared to give effect to L-1 Identity Solutions, Inc.’s (“L-1”) consummation of the acquisition of Bioscrypt Inc., (“Bioscrypt”) as if it had occurred in January 1, 2007.

The historical financial data for L-1 has been derived from its unaudited financial statements and the historical financial data of Bioscrypt has been derived from its unaudited accounting records. The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with L-1’s audited consolidated financial statements as of and for the three years ended December 31, 2007, included in L-1’s Annual Report on Form 10-K for the year ended December 31, 2007, L-1’s unaudited condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q for the three months and six months ended June 30, 2008 and Bioscrypt’s audited consolidated financial statements as of and for the three years ended December 31, 2007 and L-1’s unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2007 included in its the Company’s Current Report on Form 8-K/A dated May 8, 2008.

The unaudited pro forma information is based on preliminary estimates and assumptions set forth in the notes to the unaudited pro forma condensed consolidated statement of operations and does not reflect cost savings and operating synergies that may have been realized had the acquisition been consummated on the date indicated or that may be realized in the future, or the costs required to achieve these cost savings and operating synergies.

The pro forma adjustments are based on a preliminary allocation of the cost of the acquisition and L-1 management’s estimates. The final allocation will be based on the final analyses of the fair value of, among other items, identifiable intangible assets, goodwill, inventories, property and equipment, deferred revenue, income taxes and exit costs. The allocations will be finalized after the data necessary to complete the valuations and other analyses of the fair value of acquired assets and liabilities are obtained and evaluated. Differences between preliminary and final allocations could have a material impact on the pro forma results of operations.

The unaudited pro forma condensed consolidated financial information is not necessarily indicative of the results of operations that could have resulted had the acquisition been consummated on the date indicated, or the results of operations that may be achieved in the future.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR SIX MONTHS ENDED JUNE 30, 2008

			Pro Forma
	L-1 Identity	Bioscrypt Inc.	Adjustments
	Solutions, Inc. As	(Jan. 1, 2008 to	(Notes 1, 2, 3, 5	Pro Forma
	Reported	March 4, 2008)	and 6)	Combined
	(In thousands, except per share data)

Revenues	$260,947	$2,757	$—	$263,704
Cost of revenues	181,967	1,739	(486)	183,220

Gross profit	78,980	1,018	486	80,484
Total operating expenses	70,010	2,669	13	72,692

Operating income (loss)	8,970	(1,651)	473	7,792
Interest and other expenses, net	6,694	(17)	—	6,677

Income (loss) before income taxes	2,276	(1,634)	473	1,115
Provision for income taxes	(979)	—	—	(979)

Net income (loss)	$1,297	$(1,634)	$473	$136

Basic income per share	$0.02			$0.00

Diluted income per share	$0.02			$0.00

Weighted average basic common shares outstanding	73,085		899	73,984

Weighted average diluted common shares outstanding	73,761		899	74,660

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS

NOTE 1.

On March 5, 2008, L-1 Identity Solutions, Inc. (“L-1” or the “Company”) acquired Bioscrypt Inc. (“Bioscrypt”), a provider of enterprise access control solutions headquartered in Markham, Canada. Under the terms of the definitive agreement, the Company issued approximately 2.5 million shares. Certain shareholders of Bioscrypt have exercised their dissenting shareholder rights under Canadian law and will receive cash. In addition, the Company assumed all Bioscrypt stock options outstanding at the consummation date of the acquisition. The aggregate purchase price of Bioscrypt was approximately $36.9 million, including an aggregate of $1.7 million of estimated liabilities to dissenting shareholders and direct acquisition costs, and stock options valued at $1.4 million. The Company acquired Bioscrypt for its leadership position in biometric physical access control, its global customer base, its offerings that complement the Company’s existing offerings and expected cost and revenue synergies.

NOTE 2.

Pro forma weighted average shares of L-1 for the six months ended June 30, 2008 include the effect of an additional 0.9 million of weighted average shares issued to Bioscrypt shareholders.

NOTE 3.

The preliminary allocation reflects identifiable intangible assets preliminarily valued at $12.4 million and relates primarily to customer relationships (approximately $8.8 million), trade names (approximately $2.1 million) and technology (approximately $1.5 million), amortized over 17, 5 and 4 years, respectively. The unaudited pro forma condensed consolidated statement of operations reflects a reduction of amortization expense of $0.5 million, reflecting the elimination of historical amortization expense of $0.6 million (which includes amortization of in-process research and development costs capitalized under Canadian GAAP), net of pro forma amortization of acquired intangible assets of $0.1 million included in cost of revenues.

Upon acquisition, deferred revenue was adjusted to reflect a preliminary estimate of fair value of performance obligations for post contract support. No adjustment has been made to reduce pro forma revenues and cost of revenues for the impact of eliminating deferred revenues and costs related to product sales for which there are no performance obligations. The income statement effect of the related charge and credit to income represents non-recurring items that will be reflected in income within twelve months following the acquisition. The estimated impact of such charge and credit is to reduce revenues and cost of revenues by $0.8 million and $0.3 million, respectively.

NOTE 4.

The acquisition will not result in a change of the tax bases of assets and liabilities of Bioscrypt and none of the excess of the purchase price of the tax bases of assets and liabilities is deductible for income tax purposes. Moreover, Bioscrypt cannot be included in the consolidated U.S. income tax returns of L-1 and, on a separate company basis, Bioscrypt has a net operating loss carryforwards and other deferred tax assets of $31.9 million for which it has provided a full valuation allowance. Accordingly, the pro forma adjustments have not been tax-effected.

NOTE 5.

The unaudited pro forma condensed consolidated statement of operations reflects an additional stock-based compensation charge of $13,000 for Bioscrypt to conform Canadian GAAP to US GAAP.

NOTE 6.

The unaudited pro forma condensed consolidated statement of operations does not reflect transaction and severance costs incurred by Bioscrypt aggregating $3.7 million, which is directly attributable to the acquisition.